UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number of issuing entity: 333-124935-03

Harley-Davidson Motorcycle Trust 2006-2
(Exact name of issuing entity as specified in its charter)

Commission file number of depositor: 333-124935

Harley-Davidson Customer Funding Corp.
(Exact name of depositor as specified in its charter)

Commission file number of sponsor: 333-21793

Harley-Davidson Credit Corp.
(Exact name of sponsor as specified in its charter)

Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
(302) 651-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harley-Davidson Motorcycle Trust 2006-2
Class A-1 Motorcycle Contract Backed Notes
Class A-2 Motorcycle Contract Backed Notes
Class B Motorcycle Contract Backed Notes
(Title of each class of securities covered by this Form)

Not Applicable.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A-1 Motorcycle Contract Backed Notes:	17
Class A-2 Motorcycle Contract Backed Notes:	20
Class B Motorcycle Contract Backed Notes:	1

Pursuant to the requirements of the Securities Exchange Act of 1934 Harley-Davidson Motorcycle Trust 2006-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2007	HARLEY-DAVIDSON MOTORCYCLE TRUST 2006-2

	By:	Harley-Davidson Credit Corp., as Administrator

	By:	/s/ Perry A. Glassgow
Perry A. Glassgow
Vice President and Treasurer